EXHIBIT 19
M E M O R A N D U M

TO:    All Revvity Employees Board of Directors

FROM:    Joel S. Goldberg

RE:    Securities Trading Policy

This memorandum sets forth Revvity’s policy regarding securities trading including your obligation to avoid insider trading. This policy supersedes all previous securities trading policies. Even if you have read earlier versions of this policy, please take the time to read it again.

Why We Have a Policy Against Insider Trading

It is illegal to trade (yourself, for any other person or to have others trade for you) in a company’s securities if you know material non-public information or to tip others so that they may trade based on that information. The Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice vigorously pursue violations of insider trading laws by employees of – and others who have sensitive information about – publicly traded companies. Trading on inside information can result in substantial financial penalties in addition to return of profits from the trade, a significant tax liability – and, in many cases, criminal prosecution.

We are circulating this policy to you to help ensure that you are aware of your personal responsibilities under these securities laws. Revvity works hard to deserve its reputation for integrity and ethical conduct in the investment community. This policy is intended to help us all avoid even the appearance of impropriety.

While the restrictions in this policy are not applicable to transactions by the company itself, transactions by the company will only be made in accordance with applicable U.S. federal securities laws, including those relating to insider trading.

If you have any questions regarding this policy please contact the Legal Department.

Revvity’s Policy on Insider Trading

General Rule: If you know material non-public information about Revvity or its business, you may not buy, sell or gift any Revvity securities or engage in any other activity to take advantage of, or pass on to others, that information. This obligation also applies to material non-public information about any other company, including our customers, partners, competitors or suppliers, and companies with whom we may engage in transactions.

Material non-public information is any information that has not been publicly disclosed that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, it

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is any non-public information that could reasonably affect the price of the stock. Information is non-public if it has not been made available to investors generally. Material inside information can include positive or negative information about a company.

Examples. Common examples of material information (relating either to Revvity or a customer, partner, competitor or supplier, etc.) include:

Financial results or projections of future earnings;
A pending merger or acquisition or other material transaction;
The termination of a material agreement; and
A pending public or private sale of the company’s (or any of its subsidiaries’) securities.

These rules do not make an exception for purchases or sales of Revvity or other stock that may appear necessary or justifiable for personal and independent reasons (for example, the need to raise money for college tuition, the purchase of a car or home, etc.), If you have any questions about what constitutes material non-public information, please contact the Legal Department. You should avoid even the appearance of an improper transaction to preserve our reputation for adhering to the highest standards of conduct.

Your conduct will be viewed retrospectively! Remember, if your security transactions become the subject of scrutiny, they will be viewed with 20:20 hindsight. As a result, you should carefully consider how regulators and others might view your transactions later on.

Transactions by family, friends and others. The very same rules apply to your friends, family and household members. Employees and other insiders can be responsible for friends’ and family members’ compliance. You can best comply with the securities laws by never disclosing confidential or material non-public information to family or friends.

Tipping information to others. You must not pass on to others material non-public information about Revvity outside the course of performing your work for Revvity, without a written confidential disclosure agreement in place between Revvity and the other person. In addition to violating your confidentiality obligation to Revvity, the above penalties would apply – even if you would not derive any benefit from the other person’s trading activities.

When information is public. It is especially important for you not to trade Revvity stock prior to the public announcement of material information, including earnings releases and announcements of major deals, but this prohibition also applies immediately after the public announcement. The investing public is not considered to have received information until it has been afforded the time to digest it and be able to act upon it. Revvity’s policy requires you to avoid relevant stock transactions until the third business day following release of the information.

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The Consequences of Insider Trading

The consequences of insider trading violations can be staggering. For individuals who trade on inside information (or tip information to others), the penalties can include a civil fine of up to three times the profit gained or loss avoided; a criminal fine (no matter how small the profit) of up to $1 million; and a jail term of up to ten years. For a company (perhaps including supervisory persons) that fails to take appropriate steps to prevent illegal trading, the penalties can include a civil penalty equal to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and a criminal penalty of up to $2.5 million.

In addition, company-imposed sanctions, including termination of employment, could result from your violation of this policy. Needless to say, any of these consequences – even an SEC investigation that does not result in prosecution – can tarnish your reputation and career.

Trading by Directors and Executive Officers

To help members of the Board of Directors and certain senior corporate executives comply with the company’s securities trading policy, Revvity has a “mandatory consultation” rule: throughout the year, Board members and individuals who have been designated by the Board as executive officers of Revvity must discuss proposed purchases or sales of Revvity securities with the General Counsel (or other corporate counsel if the General Counsel is unavailable) before making a trade. Our outside stock plan administrator, Fidelity Investments, will not execute a trade by a Revvity Board member or executive officer until it receives assurance from the Legal Department directly that the individual has discussed the purchase or sale with the General Counsel. After receiving clearance, trades should be consummated as quickly as possible. Additionally, all trading in Revvity securities by executive officers must be done under a pre-established 10b5-1 trading plan. (See “10b5-1 Trading Plans” discussion below.)

Earnings Release Securities Trading Policy

In addition to our securities trading policy, Revvity prohibits trading in Revvity stock by a small group of people during the time from the end of each financial reporting period through public release of earnings.
Beginning at the close of market on the first Friday of the third month of each calendar quarter and ending on the third business day after the applicable Revvity earnings release, the following categories of individuals must not purchase or sell Revvity shares:

Members of the Board of Directors and their assistants;
Officers and their assistants;
Officers’ direct reports and their assistants;
Business segment and regional commercial leaders, their respective direct reports and their respective assistants;
Business segment and regional CFOs and their respective assistants;
Business segment and regional controllers and their respective assistants;
Finance employees, as designated by the company’s chief financial officer from time to time, who have access to material company financial information;

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Members of the Legal department as designated by the company’s General Counsel from time to time; and
Other employees designated by any of the company’s executive officers from time to time.

The Legal Department is responsible for communicating upcoming earnings release blackout periods and coordinating regular updating of the earnings release blackout list. Individuals on the earnings release blackout list may trade in Revvity stock during an open window period following the release of earnings only after receiving the prior approval of the General Counsel or his designee. All requests for approval must be sent by email before the intended trade.

This policy does not automatically blackout trading by other company employees during these sensitive periods. However, this “Earnings Release Securities Trading Policy” may be a helpful reminder for all employees thinking about trading in Revvity stock during these periods.

As always, each of us must consider whether we are in possession of material non-public information whenever we trade, and avoid trading if we have such information. If you have any concerns, please check with the Legal Department before trading.

Employee Benefit Plans

Employee Stock Purchase Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by Revvity or by employees to employee benefit plans (e.g., Employee Stock Purchase and 401K plans) which are used to purchase Revvity securities pursuant to the employees’ advance instructions. Employees, however, may not enroll in such plans (other than the 401K plan), alter their pre-existing instructions regarding the purchase or sale of Revvity securities in such plans, sell shares acquired through such plans (including sales resulting from a 401K plan loan), or make discretionary transfers into or out of Revvity securities in such plans, while in the possession of material non-public information or otherwise restricted from trading.

Stock Option Plans. The trading prohibitions and restrictions of this Policy apply to the exercise of Revvity stock options only if the employee exercising his or her stock option receives cash in lieu of shares of Revvity stock at the time of such exercise. Employees who exercise their Revvity stock options and opt to receive only shares of Revvity stock are not subject to the trading prohibitions and restrictions of this Policy.

10b5-1 Trading Plans

10b5-1 Plans. A 10b5-1 plan is a written plan governing future purchases and sales, established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Under this rule, insiders may establish, at a time when they are not aware of material non-public information, a written plan to purchase, sell or gift stock at a future date. If the plan is properly established, purchases, sales and gifts may continue under the 10b5-1 plan even during blackout periods and periods when the insider is aware of material non-public information.

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10b5-1 plans covering Revvity stock must comply with applicable regulations and meet certain requirements to be valid including the following:

•Each 10b5-1 plan must include a waiting period after plan adoption or substantive modification before execution of the first transaction. For Officers and Directors, that waiting period must at least the later of (a) 90 days after plan adoption or modification and (b) two business days after disclosure of financial results in the Form 10-Q or 10-K for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days). In order to assure compliance with applicable requirements, the specific approval of the General Counsel or their designee is required for any such plan entered into by an Officer or Director with a waiting period of less than 120 days. For all others, the waiting period must be at least 30 days.
•Subject to certain narrow exceptions which you may discuss with the Legal Department, individuals may maintain only a single 10b5-1 plan at any given time.
•An individual may have trades execute under no more than one single-trade plan during any consecutive 12-month period. A single-trade plan is a plan that envisions all shares covered thereunder being executed as of a single event such as a calendar date or market price. To avoid single-trade plans, individuals can divide the shares covered into multiple tranches (e.g., a plan covering 100 shares could be divided into two tranches of 50 shares sold on separate days or at different prices).

Please contact the Legal Department with any questions and for more information about establishing a 10b5-1 plan for shares in your Fidelity Investments account, please contact xxxx at Fidelity Investments at (xxx) xxx-xxxx extension xxx.

Pre-existing Limit Orders. 10b5-1 also presents a defense to the execution of a limit order during a time when an insider is otherwise unable to sell. However, Fidelity Investments maintains a policy that automatically cancels limit orders for insiders at the start of each blackout period. If you are notified of a blackout period and you have a pending limit order outside of Fidelity, please contact the Legal Department to discuss the facts of your particular limit order.

Prohibitions on “Short” Sales, Derivatives, Hedging Transactions and Stock Pledges

In addition to prohibiting trading while in possession of material non-public information, our securities trading policy prohibits all employees and members of the Board of Directors from engaging in the following types of transactions with respect to Revvity securities:

• engaging in “short” sales (sales of Revvity stock that you do not own) and “selling against the box” (a variation of selling short);
• trading in puts, calls, straddles, options or any other form of derivative securities; or
• directly or indirectly engaging in hedging or monetization activities with respect to Revvity securities including through purchases of financial instruments (such as prepaid variable forward contracts, equity swaps, collars and exchange funds) or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Revvity securities.

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Officers of Revvity may not pledge any shares of Revvity stock or hold company securities in a margin account. If you have any questions regarding proposed transactions of this sort, please contact the Legal Department.

Additional SEC Obligations of Executive Officers and Board Members

We remind executive officers and members of the Board of Directors of the company that they are subject to certain additional obligations under federal securities laws. They must comply with certain reporting requirements in connection with any stock transactions (for example, Forms 3, 4 and 5), must file a Form 144 prior to selling any shares and must not make a purchase and sale of any Revvity securities within a period of less than six months (unless the purchase is exempt, as is generally the case with an exercise of a stock option). More information on these additional obligations may be obtained from Joel Goldberg at (xxx) xxx-xxxx or Jack Healy at (xxx) xxx-xxxx in the Legal Department.

Thanks for your cooperation.

02/11/25

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